UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: July 31, 2019

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated July 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: July 31, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
SECOND QUARTER 2019 RESULTS

•	Revenues of $319.8 million and net loss of $28.0 million, or ($0.09) per common unit

•
Adjusted net income attributable to the partners and preferred unitholders(1) of $4.7 million and an adjusted net loss attributable to the limited partners' interest of ($0.01) per common unit (excluding items listed in Appendix B to this release)

•	Adjusted EBITDA(1) of $158.9 million

•	In May 2019, completed a $450 million refinancing of a long-term debt facility secured by 16 shuttle tankers

•
In May 2019, received an unsolicited non-binding proposal from Brookfield to acquire all issued and outstanding publicly held common units that Brookfield does not already own in exchange for $1.05 in cash per common unit

Hamilton, Bermuda, July 31, 2019 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2019.

Consolidated Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. Dollars, except per unit data)	2019	2019 (2)	2018
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL RESULTS
Revenues	319,774	336,637	320,354
Net loss	(27,979)	(2,598)	(168,492)
Limited partners' interest in net loss per common unit - basic	(0.09)	(0.03)	(0.43)

NON-GAAP FINANCIAL RESULTS:
Adjusted EBITDA (1)	158,941	188,150	160,198
Adjusted net income (loss) attributable to the partners and preferred unitholders (1)	4,735	29,510	(732)
Limited partners' interest in adjusted net income (loss) per common unit (1)	(0.01)	0.05	(0.02)

(1)
These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Please refer to Appendices to the release announcing the results for the first quarter of 2019 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on April 30, 2019, for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Second Quarter of 2019 Compared to Second Quarter of 2018
Revenues were $320 million in the second quarter of 2019, which was consistent with the same quarter of the prior year.

Net loss decreased to $28 million in the second quarter of 2019 compared to $168 million in the same quarter of the prior year primarily due to the timing of recognition of write-downs and gains on sales of vessels and a decrease in unrealized fair value losses on derivative instruments resulting from movement in interest rates. In the second quarter of 2019, net loss included a gain on the sale of three vessels of $13 million whereas in the second quarter of 2018, net loss included write-downs of $180 million relating to two FPSO units.

Non-GAAP Adjusted EBITDA was $159 million in the second quarter of 2019, which was consistent with the same quarter of 2018. An increase in Adjusted EBITDA of $11 million from the shuttle tanker segment was offset by a decrease of $11 million from the FPSO segment.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Non-GAAP Adjusted Net Income was $5 million in the second quarter of 2019, an increase of $5 million compared to the same quarter of the prior year, primarily due to a decrease in depreciation and amortization of $7 million.

Second Quarter of 2019 Compared to First Quarter of 2019
Revenues decreased by $17 million and net loss increased by $25 million in the second quarter of 2019, compared to the prior quarter, primarily due to the absence of a $15 million amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit, which was fully amortized during the first quarter of 2019; a $7 million decrease in contributions from the completion of the Rio das Ostras FPSO unit charter contract in March 2019 and a $5 million decrease from lower utilization in the towage fleet. Revenues and vessel operating expenses in the second quarter of 2019 also included the recognition of deferred revenues and deferred costs of $13 million and $15 million, respectively, upon termination of the Cheviot Field agreement relating to the Petrojarl Varg FPSO unit. Other items impacting the change in net loss included a $13 million gain on the sale of three vessels recognized in the second quarter of 2019 and a $9 million increase in unrealized fair value losses on derivative instruments.

Non-GAAP Adjusted EBITDA and Adjusted Net Income decreased by $29 million and $25 million, respectively, in the second quarter of 2019, compared to the prior quarter, primarily due to the changes in revenue and vessel operating expenses as described above.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net (loss) income and non-GAAP Adjusted EBITDA and Adjusted Net Income (Loss), respectively.

CEO Commentary

“We are pleased to announce another good operational quarter with Adjusted EBITDA of $159 million. The Shuttle Tanker and the FSO segment results were in line with first quarter, while the FPSO segment result decreased by $22 million, primarily on non-cash items. The Towage segment was basically EBITDA neutral,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

“During the quarter we decided to terminate the agreement with Alpha Petroleum for the redeployment of the Petrojarl Varg FPSO on the U.K. Cheviot field. Given the increased activity on a number of field developments in the North Sea, it was important for us to either reach a final contract award with Alpha Petroleum on the Cheviot field, or make the unit available for other field developments where it can offer an attractive field development solution.”

Ms. Sæther added, "On the financing side, we were pleased to announce during the quarter the closing of the refinancing of the $450 million revolving credit facility backed by 16 of our shuttle tankers on attractive terms, in addition to the long-term financing of the first four shuttle tanker newbuildings and the refinancing of three FPSOs with $100 million, both as announced in the last quarterly release."

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Summary of Recent Events

Brookfield Investment
In late-May 2019, the Partnership received an unsolicited non-binding proposal from Brookfield Business Partners L.P. (NYSE:BBU)(TSX:BBU.UN), together with its institutional partners (collectively Brookfield), to acquire all issued and outstanding publicly held common units representing limited partnership interests of the Partnership that Brookfield does not already own in exchange for $1.05 in cash per common unit. The Partnership's Conflicts Committee, consisting only of non-Brookfield affiliated Teekay Offshore Directors, is evaluating the proposed offer on behalf of the owners of the non-Brookfield owned limited partnership interests. The proposed transaction is subject to a number of contingencies, including the approval of the Conflicts Committee, and the satisfaction of any conditions to the consummation of a transaction that may be set forth in any definitive agreement concerning the transaction. There can be no assurance that definitive documentation will be executed or that any transaction will materialize on the terms described above or at all.

In May 2019, Brookfield purchased all of Teekay Corporation's remaining interests in the Partnership, including its 49% general partner interest, 13.8% interest in common units, 17.3 million common unit equivalent warrants and a $25 million loan receivable outstanding under an unsecured revolving credit facility, for total proceeds of $100 million.

Financings
On July 30, 2019, the remaining $75 million principal of our outstanding five-year 6.0% senior unsecured bonds matured and was repaid by drawing $75 million from the Partnership's capacity under an existing revolving credit facility.

In May 2019, the Partnership secured a $450 million refinancing of 16 shuttle tankers. The facility was used to refinance an existing revolving credit facility dated September 2017, which bore interest at LIBOR plus a margin of 300 basis points and had a remaining tenor of 3.4 years. The new revolving credit facility bears interest at LIBOR plus a margin of 250 basis points and has a tenor of five years with a profile of 8.4 years.

In late-April 2019, the Partnership closed a $100 million refinancing of the Piranema Spirit, Voyageur Spirit, and Petrojarl Varg FPSO units. The previous credit facility matured at the same time with a balloon payment of $35 million. The new revolving credit facility bears interest at LIBOR plus a margin of 300 basis points and reduces to $45 million over three years, reflecting the relative short current contract backlog for these FPSO units.

In April 2019, the Partnership secured a new $414 million long-term debt facility to be used to finance four LNG-fueled Suezmax DP2 shuttle tanker newbuildings. Upon anticipated delivery in 2019 and 2020, two of the vessels will commence operations under the Partnership’s master agreement with Equinor, while the remaining two vessels will join the Partnership’s contract of affreightment (CoA) shuttle tanker portfolio in the North Sea. The new facility is funded and guaranteed by both Canadian and Norwegian export credit agencies and commercial banks, bears interest at LIBOR plus a margin of 225 basis points, and has a tenor for up to 12 years from the delivery date of each vessel and a blended repayment profile of 18 years.

Termination of Cheviot Field Agreement
In June 2019, the Partnership announced that an agreement with Alpha Petroleum Resources Limited (or Alpha) relating to the use of the Petrojarl Varg FPSO unit was terminated as a result of Alpha being unable to satisfy certain conditions precedent, including Alpha providing initial funding to cover life extension and upgrade costs, by the contractual deadline. The Partnership is currently pursing alternative deployment opportunities for the Petrojarl Varg FPSO unit.

Change to Board of Directors
In July 2019, Brookfield appointed Gregory Morrison as a member of the Board of Directors of the general partner of Teekay Offshore, replacing Walter Weathers, who was appointed by Brookfield in September 2017.

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Liquidity Update

As of June 30, 2019, the Partnership had total liquidity of $202 million, an increase of $19 million compared to March 31, 2019. The increase in liquidity was primarily due to the refinancing of the Partnership's FPSO revolving credit facility and proceeds received from the sale of the Pattani Spirit FSO and the Nordic Spirit and Alexita Spirit shuttle tankers during the second quarter of 2019.

Operating Results
The commentary below compares certain results of our operating segments for the three months ended June 30, 2019 to the same period of the prior year, unless otherwise noted.
FPSO Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	127,478	136,560	124,053
Adjusted EBITDA	72,169	94,420	83,429
Adjusted EBITDA (including Adjusted EBITDA of equity-accounted vessels) decreased by $11 million primarily due to: a decrease of $8 million due to the completion of the charter contract for the Rio das Ostras FPSO unit in March 2019; and a decrease of $6 million resulting from a contract extension for the Piranema Spirit FPSO unit at lower charter rates than the original contract and a decrease in the amortization of non-cash deferred revenue; partially offset by an increase of $6 million from the commencement of operations of the Petrojarl I FPSO unit in May 2018.

Adjusted EBITDA decreased by $22 million compared to the three months ended March 31, 2019 primarily due to: the absence of a $15 million amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit; and a $5 million decrease from the completion of the Rio das Ostras FPSO unit charter contract in March 2019.

Shuttle Tanker Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	137,050	137,337	142,047
Adjusted EBITDA	67,688	67,337	56,254
Adjusted EBITDA increased by $11 million primarily due to: $4 million from higher CoA utilization and rates during the second quarter of 2019; $4 million from a decrease in vessel operating expenses and general and administrative expenses; and $3 million due to the timing of dry-docking of vessels.
Adjusted EBITDA was in line with first quarter 2019.

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FSO Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	34,605	34,654	33,840
Adjusted EBITDA	22,761	23,335	22,717
Adjusted EBITDA was consistent with prior periods.

UMS Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	431	1,622	—
Adjusted EBITDA	(1,884)	1,316	(2,208)
Adjusted EBITDA was consistent with the same quarter of the prior year.

Adjusted EBITDA decreased by $3 million compared to the three months ended March 31, 2019, primarily due to an insurance settlement received in the first quarter of 2019.

Towage Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,716	21,986	15,510
Adjusted EBITDA	(426)	4,120	2,048
Adjusted EBITDA decreased by $2 million due to an increase in vessel operating expenses relating to the reactivation of the ALP Forward in June 2019, which was previously in lay-up.

Adjusted EBITDA decreased by $5 million compared to the three months ended March 31, 2019, due to a decrease in the utilization of the towage fleet from 96% to 67% and an increase in vessel operating expenses relating to the reactivation of the ALP Forward in June 2019.

Conventional Tanker Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	3,494	4,478	4,904
Adjusted EBITDA	(225)	(1,203)	(2,412)
Adjusted EBITDA increased by $2 million. The Partnership redelivered the two in-chartered vessels to their owners in March and April 2019, respectively, and no longer has activity in the conventional tanker segment.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of July 31, 2019. Teekay Offshore's fleet is consistent in comparison to the previously-reported fleet table in the release for the first quarter of 2019.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	25	(ii)	2	6	(iii)	33
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		—	—		—
Total	49		2	6		57

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Includes four shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes six DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2021, two of which will operate under Teekay Offshore's master agreement with Equinor and four of which will join Teekay Offshore's CoA portfolio in the North Sea.

Conference Call

The Partnership plans to host a conference call on Wednesday, July 31, 2019 at 12:00 p.m. (ET) to discuss the results for the second quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-367-2403 or +1 (647) 490-5367, if outside North America, and quoting conference ID code 9980688

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: opportunities for the Petrojarl Varg FPSO unit; Brookfield's proposal to acquire all issued and outstanding publicly held common units of the Partnership, and any potential resulting transactions; the anticipated financing for two newbuilds; the timing of shuttle tanker newbuilding deliveries and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the Partnership’s ability to collect the amounts due under the settlement agreement with Petrobras; new opportunities for the Petrojarl Varg FPSO unit; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.2 billion, comprised of 57 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts. Brookfield owns 100 percent of Teekay Offshore’s general partner.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland
Tel: +47 9705 2533
Website: www.teekayoffshore.com

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Loss

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(in thousands of U.S. Dollars, except per unit data)	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	319,774	336,637	320,354	656,411	643,553

Voyage expenses	(32,624)	(34,066)	(36,486)	(66,690)	(71,492)
Vessel operating expenses	(118,718)	(101,219)	(110,298)	(219,937)	(225,680)
Time-charter hire expenses	(10,619)	(12,453)	(13,464)	(23,072)	(26,191)
Depreciation and amortization	(88,666)	(89,466)	(95,440)	(178,132)	(189,744)
General and administrative	(17,212)	(16,992)	(17,890)	(34,204)	(35,676)
Gain on sale and (write-down) of vessels	11,756	—	(178,795)	11,756	(207,291)
Operating income (loss)	63,691	82,441	(132,019)	146,132	(112,521)

Interest expense	(51,443)	(52,414)	(49,662)	(103,857)	(91,235)
Interest income	1,253	1,070	734	2,323	1,392
Realized and unrealized (loss) gain
on derivative instruments	(40,839)	(31,390)	9,441	(72,229)	43,892
Equity income	2,388	886	8,346	3,274	22,344
Foreign currency exchange gain (loss)	1,789	(568)	(3,860)	1,221	(5,803)
Other expense - net	(1,640)	(354)	(592)	(1,994)	(3,863)
Loss before income tax expense	(24,801)	(329)	(167,612)	(25,130)	(145,794)
Income tax expense	(3,178)	(2,269)	(880)	(5,447)	(6,638)
Net loss	(27,979)	(2,598)	(168,492)	(30,577)	(152,432)

Non-controlling interests in net loss	1	285	8	286	(7,852)
Preferred unitholders' interest in net loss	8,038	8,038	8,038	16,076	15,409
General partner’s interest in net loss	(274)	(83)	(1,342)	(357)	(1,217)
Limited partners’ interest in net loss	(35,744)	(10,838)	(175,196)	(46,582)	(158,772)
Limited partner's interest in net (loss) income
per common unit
- basic	(0.09)	(0.03)	(0.43)	(0.11)	(0.39)
- diluted	(0.09)	(0.03)	(0.43)	(0.11)	(0.39)
Weighted-average number of common units:
- basic	410,595,551	410,342,692	410,310,586	410,469,820	410,206,610
- diluted	410,595,551	410,342,692	410,310,586	410,469,820	410,206,610
Total number of common units outstanding
at end of period	410,707,764	410,400,988	410,314,977	410,707,764	410,314,977

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets

	As at	As at	As at
	June 30, 2019	March 31, 2019	December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	201,567	182,791	225,040
Restricted cash	8,963	6,349	8,540
Accounts receivable	169,137	122,083	141,903
Vessels held for sale	13,756	20,027	12,528
Prepaid expenses	29,277	30,062	32,199
Due from related parties	—	39,118	58,885
Other current assets	6,272	9,506	11,879
Total current assets	428,972	409,936	490,974

Vessels and equipment
At cost, less accumulated depreciation	4,010,862	4,103,831	4,196,909
Advances on newbuilding contracts	184,987	140,553	73,713
Investment in equity accounted joint ventures	215,304	213,047	212,202
Deferred tax asset	7,295	8,746	9,168
Due from related parties	—	954	949
Other assets	207,796	214,943	198,992
Goodwill	129,145	129,145	129,145
Total assets	5,184,361	5,221,155	5,312,052

LIABILITIES AND EQUITY
Current
Accounts payable	55,544	10,990	16,423
Accrued liabilities	138,204	108,577	129,896
Deferred revenues	61,721	59,325	55,750
Due to related parties	50,000	167,292	183,795
Current portion of derivative instruments	21,693	18,245	23,290
Current portion of long-term debt	487,018	480,484	554,336
Other current liabilities	5,344	10,002	15,062
Total current liabilities	819,524	854,915	978,552

Long-term debt	2,589,431	2,561,154	2,543,406
Derivative instruments	152,143	120,103	94,354
Other long-term liabilities	211,449	238,049	236,616
Total liabilities	3,772,547	3,774,221	3,852,928

Equity
Limited partners - common units	837,405	873,126	883,090
Limited partners - preferred units	384,274	384,274	384,274
General Partner	14,696	14,969	15,055
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income	6,892	7,187	7,361
Non-controlling interests	36,322	35,153	37,119
Total equity	1,411,814	1,446,934	1,459,124
Total liabilities and total equity	5,184,361	5,221,155	5,312,052

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows

	Six Months Ended
	June 30, 2019	June 30, 2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(30,577)	(152,432)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss (gain) on derivative instruments	63,468	(67,795)
Equity income	550	(17,644)
Depreciation and amortization	178,132	189,744
(Gain) on sale and write-down of vessels	(11,756)	207,291
Deferred income tax expense	2,351	5,435
Amortization of in-process revenue contracts	(15,062)	(6,101)
Expenditures for dry docking	(10,593)	(9,995)
Other	(19,415)	(992)
Change in non-cash working capital items related to operating activities	30,148	(70,456)
Net operating cash flow	187,246	77,055
FINANCING ACTIVITIES
Proceeds from long-term debt	148,480	226,520
Scheduled repayments of long-term debt and settlement of related swaps	(169,214)	(345,970)
Prepayments of long-term debt	—	(40,000)
Debt issuance costs	(13,208)	(8,346)
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Proceeds from credit facility due to related parties	—	125,000
Prepayments of credit facility due to related parties	(75,000)	—
Cash distributions paid by the Partnership	(16,075)	(22,330)
Cash distributions paid by subsidiaries to non-controlling interests	(2,583)	(664)
Cash contributions paid from non-controlling interests to subsidiaries	1,500	—
Other	(864)	(715)
Net financing cash flow	(126,964)	49,498
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(112,849)	(160,175)
Proceeds from sale of vessels and equipment	33,341	10,410
Investment in equity accounted joint ventures	(3,824)	(1,700)
Direct financing lease payments received	—	2,991
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	—	25,254
Net investing cash flow	(83,332)	(123,220)
Decrease in cash, cash equivalents and restricted cash	(23,050)	3,333
Cash, cash equivalents and restricted cash, beginning of the period	233,580	250,294
Cash, cash equivalents and restricted cash, end of the period	210,530	253,627

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures

Consolidated Adjusted EBITDA represents net loss before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net loss and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income represents net loss adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	(27,979)	(168,492)	(30,577)	(152,432)
Depreciation and amortization	88,666	95,440	178,132	189,744
Interest expense, net of interest income	50,190	48,928	101,534	89,843
Income tax expense	3,178	880	5,447	6,638
EBITDA	114,055	(23,244)	254,536	133,793
Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of vessels	(11,756)	178,795	(11,756)	207,291
Realized and unrealized loss (gain) on derivative instruments	40,839	(9,441)	72,229	(43,892)
Equity income	(2,388)	(8,346)	(3,274)	(22,344)
Foreign currency exchange (gain) loss	(1,789)	3,860	(1,221)	5,803
Other expense - net	1,640	592	1,994	3,863
Realized (loss) gain on foreign currency forward contracts	(1,142)	370	(2,317)	990
Total adjustments	25,404	165,830	55,655	151,711
Consolidated Adjusted EBITDA	139,459	142,586	310,191	285,504
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix C)	22,619	22,556	43,415	44,485
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(3,137)	(4,944)	(6,515)	(9,344)
Adjusted EBITDA	158,941	160,198	347,091	320,645

(1)	Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss attributable to non-controlling interests	1	8	286	(7,852)
Depreciation and amortization	2,749	4,104	5,433	8,668
Interest expense, net of interest income	381	528	793	1,105
EBITDA attributable to non-controlling interests	3,131	4,640	6,512	1,921
Add (subtract) specific income statement items affecting EBITDA:
Write-down of vessels	—	290	—	7,386
Foreign currency exchange loss	6	14	3	37
Total adjustments	6	304	3	7,423
Adjusted EBITDA attributable to non-controlling interests	3,137	4,944	6,515	9,344

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(27,979)	(168,492)	(30,577)	(152,432)
Adjustments:
Net loss attributable to non-controlling interests	1	8	286	(7,851)
Net loss attributable to the partners and preferred unitholders	(27,980)	(168,500)	(30,863)	(144,581)
Add (subtract) specific items affecting net loss:
(Gain) on sale and write-down of vessels	(11,757)	178,795	(11,757)	207,291
Unrealized loss (gain) on derivative instruments	36,225	(14,914)	63,468	(65,890)
Realized loss on interest rate swap amendments	—	—	—	10,000
Foreign currency exchange (gain) loss (1)	(1,789)	2,416	(1,657)	3,066
Other expense - net	1,639	592	1,993	3,863
Deferred income tax expense relating to Norwegian tax structure	1,523	735	1,957	5,409
Other adjustments (2)	—	161	—	973
Adjustments related to equity-accounted vessels (3)	6,868	287	11,101	(5,145)
Adjustments related to non-controlling interests (4)	6	(304)	3	(7,422)
Total adjustments	32,715	167,768	65,108	152,145
Adjusted net income (loss) attributable to the partners and preferred unitholders	4,735	(732)	34,245	7,564

Preferred unitholders' interest in adjusted net income (loss)	8,038	8,038	16,076	15,409
General Partner's interest in adjusted net income (loss)	(25)	(67)	138	(60)
Limited partners' interest in adjusted net income (loss)	(3,278)	(8,703)	18,031	(7,785)
Limited partners' interest in adjusted net income (loss) per common unit, basic	(0.01)	(0.02)	0.04	(0.02)
Weighted-average number of common units outstanding, basic	410,595,551	410,310,586	410,469,820	410,206,610

(1)
Foreign currency exchange (gain) loss primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.

(2)
Other adjustments primarily reflects voyage expenses, vessel operating expense, depreciation and amortization expense, general and administrative expenses relating to the Petrojarl I FPSO unit while undergoing upgrades.

(3)
Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.

(4)
Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

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Teekay Offshore Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	June 30, 2019		June 30, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	57,719	28,860	61,794	30,897
Vessel and other operating expenses	(12,481)	(6,241)	(16,682)	(8,341)
Depreciation and amortization	(16,294)	(8,146)	(15,455)	(7,728)
Operating income of equity-accounted vessels	28,944	14,473	29,657	14,828
Net interest expense	(10,604)	(5,302)	(11,849)	(5,925)
Realized and unrealized (loss) gain on derivative instruments (1)	(13,957)	(6,979)	357	179
Foreign currency exchange gain (loss)	326	163	(987)	(494)
Total other items	(24,235)	(12,118)	(12,479)	(6,240)
Net income / equity income of equity-accounted vessels before income tax expense	4,709	2,355	17,178	8,588
Income tax recovery (expense)	66	33	(484)	(242)
Net income / equity income of equity-accounted vessels	4,775	2,388	16,694	8,346
Depreciation and amortization	16,294	8,146	15,455	7,728
Net interest expense	10,604	5,302	11,849	5,925
Income tax (recovery) expense	(66)	(33)	484	242
EBITDA	31,607	15,803	44,482	22,241
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments (1)	13,957	6,979	(357)	(179)
Foreign currency exchange (gain) loss	(326)	(163)	987	494
Adjusted EBITDA from equity-accounted vessels	45,238	22,619	45,112	22,556

(1)
Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $14.1 million ($7.0 million at the Partnership’s 50% share) for the three months ended June 30, 2019 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $0.4 million ($0.2 million at the Partnership’s 50% share) for the three months ended June 30, 2018 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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	Six Months Ended		Six Months Ended
	June 30, 2019		June 30, 2018
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	117,444	58,722	121,451	60,726
Vessel and other operating expenses	(30,614)	(15,307)	(32,482)	(16,241)
Depreciation and amortization	(33,464)	(16,732)	(30,181)	(15,090)
Operating income of equity-accounted vessels	53,366	26,683	58,788	29,395
Net interest expense (1)	(22,684)	(11,342)	(13,368)	(6,684)
Realized and unrealized (loss) gain on derivative instruments (2)	(24,222)	(12,111)	1,725	863
Foreign currency exchange gain (loss)	324	162	(1,643)	(822)
Total other items	(46,582)	(23,291)	(13,286)	(6,643)
Net income / equity income of equity-accounted vessels before income tax expense	6,784	3,392	45,502	22,752
Income tax expense	(238)	(118)	(815)	(408)
Net income / equity income of equity-accounted vessels	6,546	3,274	44,687	22,344
Depreciation and amortization	33,464	16,732	30,181	15,090
Net interest expense (1)	22,684	11,342	13,368	6,684
Income tax expense	238	118	815	408
EBITDA	62,932	31,466	89,051	44,526
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss on derivative instruments (2)	24,222	12,111	(1,725)	(863)
Foreign currency exchange (gain) loss	(324)	(162)	1,643	822
Adjusted EBITDA from equity-accounted vessels	86,830	43,415	88,969	44,485

(1)
Net interest expense for the six months ended June 30, 2018 includes an unrealized gain of $9.7 million ($4.9 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized (loss) gain on derivative instruments includes an unrealized loss of $22.6 million ($11.3 million at the Partnership’s 50% share) for the six months ended June 30, 2019 related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units and an unrealized gain of $2.2 million ($1.1 million at the Partnership’s 50% share) for the six months ended June 30, 2018 related to interest rate swaps for the Cidade de Itajai FPSO unit.

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